UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3/A
(Amendment No. 1)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Lions Gate Entertainment Inc.
(Issuer)
Lions Gate Entertainment Corp.
(Parent Guarantor)
(Names of Applicants)
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9
and
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT

3.625% Convertible Senior Subordinated Notes due 2025	$66,581,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:	With a copy to:

Wayne Levin, General Counsel Lions Gate Entertainment Corp. 2700 Colorado Avenue, Suite 200 Santa Monica, California 90404	David J. Johnson, Jr., Esq. O’Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700 Los Angeles, CA 90067-6035
The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE
     This Amendment No. 1 to the Application for Qualification of Indenture (the “Application”) under the Trust Indenture Act of 1939, as amended, on Form T-3 of Lions Gate Entertainment Inc. (the “Company”) and Lions Gate Entertainment Corp. (the “Guarantor”), filed by the Company and the Guarantor with the Securities and Exchange Commission on April 20, 2009, is being filed solely for the purposes of filing a Form T-1, which is attached as Exhibit 25.1 hereto. All other information in the Application is unchanged and has been omitted.
     CONTENTS OF APPLICATION FOR QUALIFICATION. This Amendment No. 1 to the Application for qualification comprises:
     (a) Pages numbered 1 to 5, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Trust Company, N.A, as trustee (the “Trustee”), to be qualified (included as Exhibit 25.1 hereto).
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Certificate of Incorporation of the Company.*

Exhibit T3A-2	Notice of Articles of the Guarantor (1).

Exhibit T3A-3	Vertical Short Form Amalgamation Application of the Guarantor (1).

Exhibit T3A-4	Certificate of Amalgamation of the Guarantor (1).

Exhibit T3B-1	Bylaws of the Company.*

Exhibit T3B-2	Articles of the Guarantor, as in effect on the date of filing hereof (2).

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear.*

Exhibit T3D	Not Applicable.

Exhibit T3E	Form of Refinancing Exchange Agreement to be dated as of April 20, 2009 by and among the Company, the Guarantor and the Trustee.*

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA.*

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (filed herewith).

*	Previously filed.

(1)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission on May 30, 2007.

(2)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on June 29, 2005.

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santa Monica and State of California on April 22, 2009.

(SEAL)			LIONS GATE ENTERTAINMENT INC.

Attest:		/s/ Jen Yim	By:		/s/ Wayne Levin

	Name:	Jen Yim		Name:	Wayne Levin

				Title:	General Counsel

(SEAL)			LIONS GATE ENTERTAINMENT CORP.

Attest:		/s/ Jen Yim	By:		/s/ Wayne Levin

	Name:	Jen Yim		Name:	Wayne Levin

				Title:	General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A-1	Certificate of Incorporation of the Company.*

Exhibit T3A-2	Notice of Articles of the Guarantor (1).

Exhibit T3A-3	Vertical Short Form Amalgamation Application of the Guarantor (1).

Exhibit T3A-4	Certificate of Amalgamation of the Guarantor (1).

Exhibit T3B-1	Bylaws of the Company.*

Exhibit T3B-2	Articles of the Guarantor (2).

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear.*

Exhibit T3D	Not Applicable.

Exhibit T3E	Form of Refinancing Exchange Agreement to be dated as of April 20, 2009 by and among the Company, the Guarantor and the Trustee.*

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA.*

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (filed herewith).

*	Previously filed.

(1)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission on May 30, 2007.

(2)	Incorporated by reference to the Guarantor’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on June 29, 2005.

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